UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021.

 Commission File Number 001-40628

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Zenvia Inc. Announces Closing of Concurrent Private Placement with Twilio Inc.

São Paulo, July 29, 2021 – Zenvia Inc. (“Zenvia”) (NASDAQ: ZENV), announces today the closing of its previously disclosed concurrent private placement of 3,846,153 of its Class A common shares to Twilio Inc. in a private transaction (“Concurrent Private Placement”) at an offering price of US$13.00 per Class A common share.

Zenvia raised US$50,000,000 in gross proceeds with the Concurrent Private Placement, and together with Zenvia’s initial public offering (“IPO”) of 11,538,462 Class A common shares at a public offering price of US$13.00 per Class A common share that closed on July 26, 2021, Zenvia raised in aggregate approximately US$200,000,000 in gross proceeds.

As disclosed into Zenvia’s effective registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission, part of the net proceeds from the IPO and the Concurrent Private Placement will be used to pay the consideration payable in cash to acquire One To One Engine Desenvolvimento e Licenciamento de Sistemas de Informática S.A. — Direct One and any remaining proceeds will be used for general corporate purposes, which may include investments for the development of software, products or technologies, investments in the international expansion of our operations, funding other opportunistic mergers, acquisitions or investments in complementary businesses, and maintaining liquidity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 29, 2021

Zenvia Inc.

By:	/s/ Cassio Bobsin
Name:	Cassio Bobsin
Title:	Chief Executive Officer

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